

07027205

RECEIVED

2007 OCT 16 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

SUPPL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- Press releases between September 27 and October 12
- 1 Euronext Paris Notice dated September 25
- 2 Disclosures of share buy-backs dated September 13 and October 10
- 9 déclarations des opérations réalisées sur les titres de la Société
- 1 avenant n° au Contrat de liquidité et de Surveillance Exane BNP Paribas.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ________________________ Paris October 12, 2007
Name: Bruno de La Villarmois
Title: Relation Place

Encl.



Paris, 12th October 2007

Air Liquide, a technical partner of Jean-Louis Etienne's expeditions

Contacts:

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

As part of his new expedition Total Pole Airship, Jean-Louis Etienne is going to measure, on board a **dirigible airship inflated with helium**, a specific piece of data of **climate change: the thickness of the icecaps.**

Air Liquide is a **technical partner** of Jean-Louis Etienne's new adventure.

Thus, since the calibration campaign of the EM-Bird in April 2007, **Aqua-Lung**, a subsidiary of the Group which specialises in diving equipment, has provided equipment specifically adapted to dives in waters of -1.8°C. To deal with possible decompression accidents, **Air Liquide Santé** has provided **medical oxygen** which, if necessary, could have been used by the divers.

On 26th September 2007, **Air Liquide** filled up, at Marseille airport, the expedition's airship with about **5,000 m³ of helium gas.** Throughout the expedition, Air Liquide's engineers will provide their **expertise** and their **scientific proficiency** to guarantee the control of the helium in the balloon: analyses, top ups, recycling, refills... **Air Liquide will also secure an extra source of helium directly to the North Pole.**

Air Liquide's support of Jean-Louis Etienne's expeditions is **long term**. Air Liquide has provided **fuel cells and hydrogen** for the production of clean and silent electricity, along with equipment for the comfort and safety of the divers for both the **Mission Banquise (2002)** and the **Expédition Clipperton (2004).** For the preservation of the samples collected on the Clipperton Island, Air Liquide delivered liquid nitrogen at -196°C to the middle of the ocean!

A long term partner of Jean-Louis Etienne's expeditions, Air Liquide is proud to take part in this new adventure and thus to **better understand the reasons behinds the climate changes we are experiencing today and to propose the necessary solutions.**

Helium

Helium is the **lightest** noble gas. It enables dirigible airships, weather blimps and children's balloons to be elevated, following Archimedes' principle. It is also the **smallest molecule on the planet**, which can easily pass through any material, including the cover of an airship, and requires **precise expertise.**

Liquefied, it is the coldest liquid on the planet, at -269°C.

An expedition in tune with Air Liquide's values

Jean-Louis Etienne's expedition highlights **values** which are strongly rooted in Air Liquide's culture: **scientific involvement, a pioneering spirit and respect for the environment.**

The Group was created in 1902, upon the base of a scientific innovation: the industrialisation of the liquefaction of air. Today; Air Liquide sets down **a patent each day** and **innovation is a pillar of its growth.**

Air Liquide is seriously committed to **sustainable development**: **nearly one third of the sales is directly linked to activities which preserve life and the environment.**

*With more than **38,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

www.airliquide.com





Paris, 11 October 2007

Air Liquide: 100 years of development in Japan

Contacts:

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Communication Air Liquide Japan
Shun Toyoyama
+81 (3) 35 36 26 42

Air Liquide in Japan

With **2,800 employees, Air Liquide operates in Japan through its four world business lines** (Large Industries, Industrial Merchant, Electronics and Healthcare). The Group also has a Research and Technology Centre in Tskuba and an Engineering Department in Harima. The global management of the Group's Electronics business has been based there since 2004.

In 2006, Japan represented **over half of the Group's turnover in the Asia-Pacific region** and **nearly 40% of its investments** in this region of the world.

Today, Air Liquide celebrates 100 years of operations in Japan.

With 2,800 employees and over half of the Group's turnover in the Asia-Pacific region, Japan is a strategic market for Air Liquide and a technology platform of the Group (Engineering and R&D) for the whole of Asia. In 2004, the Group based the Global Management of its Electronics business there.

It was in **1907**, just five years after the creation of the company in France, that Air Liquide commenced in Japan. It was convinced of the development opportunities in naval and railway construction, which were adopting assembly and metal cutting techniques using oxygen and acetylene. **Air Liquide therefore installed its first air separation unit (conceived and developed in France) on the island of Sakura Jima, near Osaka, the industrial capital at that time.**

In 1910, Air Liquide created the Oxygen and Acetylene Business of Japan (SOAJ, Société d'Oxygène et d'Acétylène du Japon) and then Teikoku Sanso in 1930, which later became **Air Liquide Japan.** The industrial gas market developed continuously throughout the 20th century thanks to the permanent introduction of new technology and applications. From the 1980s the **booming semiconductor industry** offered the Group new opportunities for development.

In 2003, Air Liquide merged its industrial and medical gas businesses with those of one of its competitors: Osaka Sanso Kogyo (a subsidiary of BOC in Japan), and created a joint company: **Japan Air Gases.** In December 2006, Air Liquide, which already held 55% of Japan Air Gases (JAG) and controlled its management, was presented with the opportunity to takeover the remaining 45%. Consequently, **Japan Air Gases became a fully owned subsidiary of Air Liquide.**

With a presence throughout Japan, **Air Liquide is today number three in the Japanese industrial and medical gas market,** with a market share of nearly 20%.

*With more than **38,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*





Paris, October 1st 2007

Air Liquide becomes a major player in the UK homecare market

After entering the UK homecare and medical gases market in May with the acquisition of Linde UK, **Air Liquide goes a step further with the acquisition of the respiratory homecare business of Allied Healthcare for approximately €51 million in cash, thus giving the Group a national footprint in the growing British market.**

In the UK, the National Health Service (NHS) has required an increased quality in homecare services, thus attracting Air Liquide's interest. Today, patients in Britain are mainly treated for COPD in their home. In other European countries, the Group has developed an enlarged offer covering more treatments, respiratory or not, in the same home setting. Allied Healthcare grew a respiratory homecare business serving **14,000 patients.**

With this acquisition, **the combined Air Liquide businesses will serve over 20,000 patients** in England and Northern Ireland, particularly in the **densely populated area of the South East, with homecare sales of around €34 million.**

Commenting on these acquisitions, **Jean-Marc de Royere**, Senior Vice-President in charge of the Healthcare World Business Line and member of the Executive Committee of the Air Liquide Group, declared: ***"This acquisition is an excellent base for Air Liquide – which now becomes number two in the British market – to further develop homecare services across the country. It fits exceptionally well in our homecare plan to implement an extensive network in the growing European markets, to the benefit of our customers."***

Contacts:

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

The Healthcare business of Air Liquide

With **7,000 employees in 35 countries and sales of €1.7 billion** in 2006, the **Healthcare** World Business Line of Air Liquide is a world leader in **medical gases, homecare and medical hygiene.** Customers include 5,000 hospitals and 300,000 patients throughout the world.

Homecare

In **Europe, over a million patients** are cared for with **respiratory homecare**, in particular for **COPD** (chronic obstructive pulmonary disease) and **sleep apnea**. The Group has also expanded its services for other chronic diseases, for example **diabetes** in France. These treatments are being developed in addition to hospital care and allow patients to have a better **quality of life** and the community to enjoy a **reduction in costs.**

*With more than **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*





Paris, September 27, 2007

Air Liquide agrees to purchase US company Scott Specialty Gases

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18
U.S. Corporate Communications
Diane Labelle
(713) 624-8082
Michael Rosen
(713) 624-8023

Specialty gases in the US

The **U.S. market for specialty gases has been growing at an annual rate of 6%** and represents approximately **$1.3 billion in sales** (of which $725 million are sales to the laboratory and analytical sector), out of an estimated total market of $4.5 billion for all packaged gases. Specialty gases are primarily used in **laboratories and for analytical protocols**; other sectors include gases for the **manufacturing of electronics components** and **gases used as calibration standards.**

Air Liquide in the US

American Air Liquide Holdings, Inc. is the subsidiary of Air Liquide Group responsible for its **North American operations**. In the U.S., **with 3,800 employees** in more than 200 locations, it offers **industrial gases and related services** to a variety of customers in the large industry, industrial merchant, electronics and healthcare markets.

American Air Liquide Holdings, Inc., a 100% Air Liquide affiliate, announces **an agreement to purchase the assets of Scott Specialty Gases, Inc.**, a leading privately held international producer and supplier of value-added mixed and pure high specialty gases to the **analytical, medical and electronics sectors**, and of high-performance gas handling equipment and specialty gas delivery systems. **The transaction is pending clearance from the U.S. antitrust authorities.**

Headquartered in Plumsteadville, Pennsylvania, Scott employs approximately **450 people with annual sales of approximately $88 million**. It covers the US national market with operations centers in the **Northeast, Midwest, Gulf Coast, Rocky Mountain, and Pacific markets of the U.S**. Internationally, Scott develops business from the **UK** and the **Netherlands to Europe, India, Africa the Middle East** and **Taiwan**.

The **combined Air Liquide and Scott operations in the high growth market for specialty gases** will provide Air Liquide with a **new platform for growth and a true nationwide U.S. presence**, notably in the Middle Atlantic and North Central areas. This acquisition will also reinforce Air Liquide's important business in Europe, Taiwan and the Middle East.

Pierre Dufour, Executive Vice-President, Air Liquide Group, said: "Scott is a leading brand *in specialty, medical and electronic gases recognized the world over for quality and service. A natural fit for Air Liquide, Scott will further its strategy of growing its high value-added specialty gas business."*

Fred Merz has owned and led Scott Specialty Gases since 1977. About selling the company to Air Liquide, he said: ***"I am very pleased that Air Liquide is acquiring the global business and assets of Scott Specialty Gases. This is a terrific strategic fit for our Scott Team Members, our customers and our operations."***

*With more than **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20070925_9094_EUR
DATE:	25/09/2007
MARCHÉ:	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 123072 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 27/09/2007.

Ancien nombre de titres en circulation:	242039878
Nombre de titres à admettre:	123072
Nouveau nombre de titres en circulation:	242162950
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares
	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20070925_9094_EUR
DATE:	25/09/2007
MARKET:	Eurolist by Euronext

Increase of the number of outstanding shares

123072 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed

FILE NO. 82-5224

AIR LIQUIDE

information

Paris, October 10th, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares on October 2nd and total to date for 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
October 10	40,000	93.03 €	3,721,200 €
Total period	**40,000**	**93.03 €**	**3,721,200 €**

Annual cumul	Number of shares	Weighted average price	Total amount €
January 1st to September 30	**3,496,642**	**90.69 €**	**317,124,088 €**

*With nearly **38,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen,** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com

AIR LIQUIDE

information

Paris, September 13th, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between September 5 to September 12, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
5 September	70,000	90,93 €	6,365,030 €
6 September	57,400	90,32 €	5,184,374 €
7 September	81,100	88,96 €	7,214,648 €
12 September	25,000	88,87 €	2,221,700 €
Total period	**233,500**	**89,88 €**	**20,985,752 €**

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen,** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux **☎ + 33 (0)1 40 62 54 42**

Investor Relations
Virginia JEANSON **☎ + 33 (0)1 40 62 57 50**

www.airliquide.com

207D6271
FR0000120073-DD6271

11 Octobre 2007

INFORMATION

Déclaration individuelle relative aux opérations des personnes mentionnées à l'article L.621-18-2 du Code monétaire et financier sur les titres de la société

LA PRESENTE DECLARATION N'A PAS FAIT L'OBJET D'UN CONTROLE DE L'AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT.

L'AIR LIQUIDE

PERSONNE LIEE A :

Benoît POTIER, Président Directeur Général

INSTRUMENT FINANCIER : Actions

NATURE DE L'OPÉRATION : Acquisition

DATE DE L'OPÉRATION : 28 septembre 2007

DATE DE RECEPTION DE LA DECLARATION : 9 octobre 2007

LIEU DE L'OPÉRATION : Euronext Paris

PRIX UNITAIRE : 93,78 €

MONTANT DE L'OPÉRATION : 18 756 €

"Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs à l'AMF."

207D6270
FR0000120073-DD6270

11 Octobre 2007

INFORMATION

Déclaration individuelle relative aux opérations des personnes mentionnées à l'article L.621-18-2 du Code monétaire et financier sur les titres de la société

LA PRESENTE DECLARATION N'A PAS FAIT L'OBJET D'UN CONTROLE DE L'AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT.

L'AIR LIQUIDE

PERSONNE LIEE A :

Benoît POTIER, Président Directeur Général

INSTRUMENT FINANCIER : Actions

NATURE DE L'OPÉRATION : Acquisition

DATE DE L'OPÉRATION : 28 septembre 2007

DATE DE RECEPTION DE LA DECLARATION : 9 octobre 2007

LIEU DE L'OPÉRATION : Euronext Paris

PRIX UNITAIRE : 93,83 €

MONTANT DE L'OPÉRATION : 9 383 €

"Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs à l'AMF."

207D6269
FR0000120073-DD6269

11 Octobre 2007

INFORMATION

Déclaration individuelle relative aux opérations des personnes mentionnées à l'article L.621-18-2 du Code monétaire et financier sur les titres de la société

LA PRESENTE DECLARATION N'A PAS FAIT L'OBJET D'UN CONTROLE DE L'AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT.

L'AIR LIQUIDE

PERSONNE LIEE A :

Benoît POTIER, Président Directeur Général

INSTRUMENT FINANCIER : Actions

NATURE DE L'OPÉRATION : Acquisition

DATE DE L'OPÉRATION : 28 septembre 2007

DATE DE RECEPTION DE LA DECLARATION : 9 octobre 2007

LIEU DE L'OPÉRATION : Euronext Paris

PRIX UNITAIRE : 93,87 €

MONTANT DE L'OPÉRATION : 9 387 €

"Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs à l'AMF."

207D6268
FR0000120073-DD6268

11 Octobre 2007

INFORMATION

Déclaration individuelle relative aux opérations des personnes mentionnées à l'article L.621-18-2 du Code monétaire et financier sur les titres de la société

LA PRESENTE DECLARATION N'A PAS FAIT L'OBJET D'UN CONTROLE DE L'AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT.

L'AIR LIQUIDE

PERSONNE LIEE A :

Benoît POTIER, Président Directeur Général

INSTRUMENT FINANCIER : Actions

NATURE DE L'OPÉRATION : Acquisition

DATE DE L'OPÉRATION : 28 septembre 2007

DATE DE RECEPTION DE LA DECLARATION : 9 octobre 2007

LIEU DE L'OPÉRATION : Euronext Paris

PRIX UNITAIRE : 93,80 €

MONTANT DE L'OPÉRATION : 9 380 €

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT JOLY Alain Administrateur
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession .... ☒ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 03/10/2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 93,48 €
8. MONTANT DE L'OPÉRATION 344 286,84 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT JOLY Alain Administrateur
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession .... ☒ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 02/10/2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 94,80 €
8. MONTANT DE L'OPÉRATION 25 122 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT JOLY Alain Administrateur
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession .... ☒ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 01/10/2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 94.30 €
8. MONTANT DE L'OPÉRATION 377 200 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ	
1. L'AIR LIQUIDE S.A.	
2. IDENTIFICATION DU DÉCLARANT JOLY Alain Administrateur	
3. DESCRIPTION DE L'INSTRUMENT FINANCIER	
Actions	☒
Autres types d'instruments financiers	☐
4. NATURE DE L'OPÉRATION	
Acquisition	☐
Cession	☒
Souscription	☐
Échange	☐
5. DATE DE L'OPÉRATION 01/10/2007	
6. LIEU DE L'OPÉRATION : EURONEXT PARIS	
7. PRIX UNITAIRE 94,80 €	
8. MONTANT DE L'OPÉRATION 4 929,60 €	

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT JOLY Alain Administrateur
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession .... ☒ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 28/09/2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 94.10 €
8. MONTANT DE L'OPÉRATION 376 400 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

AVENANT N° 1 AU
CONTRAT DE LIQUIDITE ET DE SURVEILLANCE


EXANE BNP PARIBAS


AIR LIQUIDE

Entre :

La société AIR LIQUIDE
Société Anonyme à Conseil d'Administration pour l'Etude et l'Exploitation des procédés Georges Claude au capital de 1 324 224 649 Euros
dont le siège social est situé 75, quai d'Orsay 75007 Paris
immatriculée au Registre du Commerce et des Sociétés de Paris , sous le numéro 552 096 281.,
représentée par Monsieur Philippe de Saint-Ours., en sa qualité de Directeur du Service des Actionnaires
dûment habilité aux fins des présentes,

(ci-après dénommé AIR LIQUIDE)

D'une part,

Et :

La société EXANE, agissant sous le nom commercial d'EXANE BNP PARIBAS,
société anonyme au capital de 30 691 800 €,

dont le siège social est situé 16, avenue Matignon, 75008 PARIS,
immatriculée au Registre du Commerce et des Sociétés de Paris sous le numéro B 342 040 268,
représentée par Monsieur Emmanuel Sasson, en sa qualité de Head of Corporate Broking,
dûment habilité aux fins des présentes,

(ci-après dénommé EXANE BNP PARIBAS)

D'autre part,

(ensemble dénommées « les Parties »)



ETANT PREALABLEMENT EXPOSE CE QUI SUIT :

Le 23 février 2007, les Parties ont conclu un Contrat de Liquidité et de Surveillance (ci-après dénommé « le Contrat »), ayant pour objet de définir les conditions dans lesquelles, sans entraver le fonctionnement régulier du marché ou induire autrui en erreur, AIR LIQUIDE :

- d'une part, donne mandat à EXANE BNP PARIBAS pour intervenir pour son compte sur le Marché en vue de favoriser la liquidité de transactions et la régularité des cotations des Titres ainsi que d'éviter des décalages de cours non justifiés par la tendance du marché ;
- d'autre part, met à cet effet des Titres et/ou espèces à disposition de EXANE BNP PARIBAS.

Compte tenu de l'augmentation de la charge de travail des équipes d'EXANE BNP PARIBAS pour fournir un suivi journalier de qualité et mettre en place un reporting mensuel complet incluant des études quantitatives sur le titre et les CDS d'AIR LIQUIDE, les parties sont convenues d'augmenter le forfait annuel pour les prestations fournies dans le cadre du contrat de 150 000 euros à 200 000 euros.

Par ailleurs, il a été décidé d'ajouter un nouveau cas de suspension du Contrat s'agissant des opérations d'achat lorsque la cotation du titre d'AIR LIQUIDE excède le niveau de cours communiqué par AIR LIQUIDE à EXANE BNP PARIBAS. A ce jour, suivant notification en date du 19 juillet 2007, ce niveau s'établit à 125 EUR.

EU EGARD A CE QUI PRECEDE, IL A ETE DECIDE CE QUI SUIT :

Article 1 :

L'alinéa 1 de l'Article 16 du Contrat est remplacé comme suit :

« Au titre des prestations fournies dans le cadre du Contrat, EXANE BNP PARIBAS percevra d'AIR LIQUIDE une commission forfaitaire annuelle dont le montant est fixé à 200 000 € HT pour la première année. »

Le reste de l'Article 16 du Contrat demeurant inchangé.

Article 2 :

L'alinéa 1 de l'Article 19 du Contrat est complété par un quatrième tiret comme suit :

- La cotation du Titre au dessus du niveau de cours notifié par AIR LIQUIDE à EXANE BNP PARIBAS , s'agissant des opérations d'achat.

Le reste de l'Article 19 du Contrat demeurant inchangé.

Paris, le 6 septembre 2007.



EXANE BNP PARIBAS
Monsieur Emmanuel Sasson
Head of Corportate Broking



AIR LIQUIDE
Monsieur Philippe de Saint-Ours
Directeur du Service des Actionnaires

END

FILE NO. 82-5224